SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ______________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC CORPORATION
THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-132324, 333-105714, 33-49849, and 33-12513 of Union Pacific Corporation on Form S-8 of our report dated June 26, 2007, appearing in this Annual Report on Form 11-K of the Union Pacific Corporation Thrift Plan for the year ended December 31, 2006.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 26, 2007

Exhibit I

Union Pacific Corporation Thrift Plan

Financial Statements as of December 31, 2006 and 2005 and for the Years Then Ended, Supplemental Schedule as of December 31, 2006 and Report of Independent Registered Public Accounting Firm

UNION PACIFIC CORPORATION THRIFT PLAN

TABLE OF CONTENTS

Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Union Pacific Corporation Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Corporation Thrift Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 26, 2007

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
Investments:		
Plan interest in master trusts (Notes 2 and 3)	$1,119,516,477	$1,017,308,744
Participant loans	15,237,815	15,191,839
	1,134,754,292	1,032,500,583
Participant contributions receivable	461	205
Net assets available for benefits at fair value	1,134,754,753	1,032,500,788
Adjustments from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	3,231,510	3,231,345
Net assets available for benefits	$1,137,986,263	$1,035,732,133

The accompanying notes are an integral part of these financial statements.

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Plan interest in Master Trusts investment income (Note 3):		
Net appreciation in fair value of investments	$ 80,072,608	$ 50,234,172
Interest and dividends	40,316,771	29,871,747
Interest income from participant loans	895,831	775,080
Total	121,285,210	80,880,999
Contributions:		
Participant contributions	42,968,925	39,910,765
Employer contributions	12,914,598	12,332,213
Total	55,883,523	52,242,978
Other additions	31,390	17,928
Total additions	177,200,123	133,141,905
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	74,907,471	58,091,428
Other deductions	38,522	24,421
Total deductions	74,945,993	58,115,849
NET INCREASE	102,254,130	75,026,056
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	1,035,732,133	960,706,077
End of year	$1,137,986,263	$1,035,732,133

The accompanying notes are an integral part of these financial statements.

UNION PACIFIC CORPORATION THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Corporation Thrift Plan (the Plan) is provided for general information only. Participants should refer to the Plan document for more complete information.

General – The Plan is a defined contribution plan sponsored by Union Pacific Corporation (the Corporation) covering non-agreement employees of the Corporation and its subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions – Participants may contribute 2% to 50% of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the Code). Participants may also contribute 2% to 50% of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 50% of eligible compensation. Prior to 1987, the Plan provided for payroll-based and tax reduction act employee stock ownership plan contributions (PAYSOP/TRASOP). The Corporation contributes to the Plan on behalf of each participant an amount equal to 50% of the participant's contribution, with such Corporation contribution limited to 3% of the participant's base salary. Participants direct the investment of all contributions into various investment options offered by the Plan.

Loans to Participants – Participants are eligible to take a loan from their accounts limited to one-half of the vested value of a participant's accounts, excluding PAYSOP/TRASOP balances and subject to a minimum and maximum loan amount. As the loan is repaid, all principal and interest payments will be credited to the participant's accounts, excluding PAYSOP/TRASOP balances, in the same proportions as the contributions then being made on behalf of the participant. If no contributions are then being made, the loan repayments will be invested in accordance with the participant's most recent investment election. Participant loans, which are secured by the participant's individual account balances, bear a fixed rate of interest set by the Plan Administrator based on interest rates then being charged on similar loans, and are repayable over periods not exceeding five years, except loans relating to a principal residence, in which case the term of the loan shall not exceed fifteen years. The loans bear interest ranging from 4% to 9.5%.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, employer contributions, and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from that participant's vested account.

Vesting – Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants – Before age 70½, a participant may elect to receive a final distribution under the Plan as a lump sum payment only. Distributions from the portion of his/her account invested in the Union Pacific PAYSOP/TRASOP Stock Fund and the Union Pacific Common Stock Fund are distributed in cash unless shares of stock are elected at the time of distribution. In-kind distributions are lump sum and any fractional shares are distributed in cash. If the participant remains employed with the Company after attaining age 70½, his/her amount may remain in the Plan until April 1st of the year following the year in which he/she terminates employment. A Required Minimum Distribution option is available at age 70½.

A hardship withdrawal may be made by a participant from his/her account in accordance with the Plan's provisions.

Plan Administration – The Plan is administered by the Senior Vice President, Human Resources of the Corporation. All administrative expenses of the Plan are paid by the Corporation, except investment management fees, which are netted against investment earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – Investments in the Union Pacific Common Stock Fund, Union Pacific PAYSOP/TRASOP Stock Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Small-Cap Index Investment Fund, Vanguard 500 Index Fund, Vanguard U.S. Growth Fund, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard Morgan Growth Fund, Vanguard Total Stock Market Index Fund, and the Vanguard Total Bond Market Index Fund are valued at fair value as determined by quoted market prices.

Investments in the Vanguard Prime Money Market Fund are valued at estimated fair value as determined by Vanguard Fiduciary Trust Company (VFTC). Participant loans are valued at their carrying value, which approximates fair value.

Investments in the Union Pacific Fixed Income Fund include synthetic guaranteed investment contracts (GIC) and benefit responsive investment contracts, which are valued at fair value and adjusted to contract value. Fair value of the underlying investments is determined by the issuer of the synthetic GIC based on quoted market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. The fully benefit-responsive investment contracts are stated at fair value and then adjusted to contract value. Fair value of the contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

Distributions to Participants – Distributions are recorded when paid.

Adoption of new Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

3. MASTER TRUST

At December 31, 2006 and 2005, the Plan participated in Master Trusts with other retirement plans administered by the Corporation. A Master Trust was established for the purpose of investing in the Union Pacific Fixed Income Fund (Master Trust A). Another Master Trust was established for the purpose of investing in all other investment options (Master Trust B). The investment assets of the Master Trusts are held at VFTC. Use of the Master Trusts permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trusts, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trusts are discussed in Note 2.

Effective December 31, 2005, Master Trust A, Master Trust B, and various other trusts holding assets of benefit plans sponsored by Union Pacific Corporation, its subsidiaries, or its affiliates and for which VFTC is the trustee, were merged into a single Master Trust, Master Trust B.

The Plan has no interests in the Master Trust A as of December 31, 2006 and 2005. The Plan's interest in the Master Trust B, as a percentage of net assets held by the Master Trusts, are presented in the following tables as of December 31, 2006 and 2005:

Master Trust B	2006	2005
Investments at fair value as determined by quoted market price:		
Common stocks	$ 294,081,545	$ 253,206,077
Mutual funds	1,458,131,587	1,254,230,868
	1,752,213,132	1,507,436,945
Investments at estimated fair value:		
Guaranteed investment contracts	384,315,774	401,317,068
Money market mutual funds	64,620,318	49,432,336
	448,936,092	450,749,404
Adjustments from fair value to contract value for fully benefit-repsonsive investment contracts	4,761,536	4,680,120
Investments in Master Trust B	$ 2,205,910,760	$ 1,962,866,469
Plan's portion of investments	$ 1,122,747,987	$ 1,020,540,089
Portion allocated to the Plan	50.90 %	51.99 %

Investment income for Master Trust A for the year ended December 31, 2005 is as follows:

Master Trust A investment income:	
Total interest income of Master Trust A	$16,147,678
Plan's portion of Master Trust A investment income	$11,262,266

Investment income for Master Trust B for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
Master Trust B investment income:		
Net appreciation in fair value of investments:		
Investments at fair value as determined by quoted market price:		
Common stocks	$ 37,509,525	$ 24,837,456
Mutual funds	120,943,125	25,853,988
	158,452,650	50,691,444
Interest and dividends	82,632,445	23,888,180
Total investment income of Master Trust B	$241,085,095	$ 74,579,624
Plan's portion of Master Trust B investment income	$120,389,379	$ 68,843,653

While the Plan participates in the Master Trusts, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest. Therefore, the investment income (loss) of the Master Trusts may not be allocated evenly among the plans participating in the Master Trusts.

The Master Trust provides a stable value investment option (the Union Pacific Fixed Income Fund) to participants that includes synthetic guaranteed investment contracts and fully benefit responsive investment contracts. Synthetic GICs simulate the performance of a guaranteed investment contract through an issuer's guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the plan. The synthetic GIC contracts include underlying assets which are held in trust owned by the plan and utilizes benefit-responsive wrapper contracts from various issuers. Fully benefit-responsive investment contracts are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at fair value and are then adjusted to the contract value. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contracts have certain restrictions that impact the ability to collect the full contract value. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. VFTC may not terminate the contracts at any amount less than contract value.

VFTC is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract will track current market yields on a trailing basis.

	2006	2005
Average yields:		
Based on annualized earnings	4.16 %	4.08 %
Based on range of interest rate credited to participants	2.50 % to 5.58 %	2.85 % to 6.61 %

4. TAX STATUS

The Plan has obtained a tax determination letter dated April 24, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. With respect to the operation of the Plan, Plan management is aware of certain operational defects which could adversely affect the tax-exempt status of the Plan. These operational defects have been corrected through the use of the Voluntary Correction Program (VCP). Two VCP submissions were made on August 18, 2003. Compliance statements were received from the IRS on April 5, 2005 and March 23, 2007 for these submissions. The Corporation and Plan management believe that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan, at any time, to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. The Corporation may direct VFTC either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006.

	2006
Net assets available for benefits per the financial statements	$ 1,137,986,263
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,231,510)
Net assets available for benefits per the Form 5500, at fair value	$ 1,134,754,753

UNION PACIFIC CORPORATION THRIFT PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

Column B	Column C	Column E
Identity of Issue or Borrower, Lessor or Similar Party	**Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value**	**Current Value**
*Participant Loans	Interest rates of 4% to 9.5%, maturity dates of 2007 to 2021	$ 15,237,815

* Represents a party-in-interest.

END